SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of November 2010
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐      No ☑

     On November 3, 2010, Telvent USA Corporation and Telvent Canada LTD., as borrowers, and Telvent DTN, Inc. and Telvent GIT, S.A., as guarantors, entered into a credit agreement (the “Credit Agreement”) with JPMorgan Chase Bank, N.A., as administrative agent and lender (“JPMorgan”), and Fifth Third Bank, as lender (“Fifth Third”). Pursuant to the Credit Agreement, JPMorgan made available a revolving credit facility with a maximum borrowing limit of U.S. $20 million (the “Revolving Loan”) and a term loan in the maximum amount of U.S. $12 million, and Fifth Third also made available a term loan in the maximum amount of U.S. $10 million (collectively, such term loans are referred to as the “Term Loan”), all to finance working capital and general corporate needs and to pay off a prior credit agreement with Deutsche Bank AG New York Branch (“Deutsche Bank”). The Revolving Loan portion of the facility matures on October 12, 2011. The Term Loan portion of the facility matures on October 12, 2013.
     Revolving Loans under the Credit Agreement bear interest on the outstanding principal amount at a rate per annum equal to either (depending on the election made by the borrowers) (i) Adjusted Eurocurrency Rate for the interest period in effect for such borrowing plus the Applicable Rate or (ii) Alternate Base Rate (“ABR”) plus the Applicable Rate.
     The Term Loan bears interest on the outstanding principal amount at a rate per annum equal to the Adjusted Eurocurrency Rate plus the Applicable Rate with an initial interest period of three months.
     Interest accruing on ABR loans is due on the last business day of each calendar quarter. Interest accruing on Eurocurrency loans is due on the last day of the interest period applicable to the borrowing of which such loan is a part, which interest period shall be, at the borrower’s election, one, two or three months.
     The Adjusted Eurocurrency Rate means, with respect to any Eurocurrency loan in dollars for any interest period or for any ABR Loan, an interest rate per annum (rounded upwards, if necessary, to the next 1/16 of 1%) equal to (a) the Eurocurrency Rate for the applicable interest period multiplied by (b) the Statutory Reserve Rate. For Eurocurrency loans in currencies other than dollars, “Adjusted Eurocurrency Rate” means the Eurocurrency Rate with respect to such currencies.
     Eurocurrency Rate means, with respect to any Eurocurrency loan denominated in dollars for any interest period, the rate appearing on Reuters Screen LIBOR01 Page at approximately 11:00 a.m., London time, two business days prior to the commencement of such interest period, as the rate for dollar deposits with a maturity comparable to such interest period; and with respect to any Eurocurrency loan denominated in pesos for any interest period, a rate of interest per annum established by JPMorgan in its sole and absolute discretion, as last quoted to Telvent Canada LTD. no later than 2:00 p.m., Chicago time, two business days prior to the disbursement or continuation of such loan in pesos.
     The Alternate Base Rate means, for any day, a rate per annum equal to the greatest of (a) the Prime Rate announced by JPMorgan in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus 1/2 of 1% and (c) the Adjusted Eurocurrency Rate for deposits in dollars for a one-month interest period on such day (or if such day is not a business day, the immediately preceding business day) plus 1%.
     Applicable Rate means, for any day, with respect to any (i) Eurocurrency Revolving Loan denominated in dollars, 1.90% per annum, (ii) Eurocurrency Revolving Loan denominated in pesos, 0.0% per annum, (iii) Eurocurrency Term Loan, 2.25% per annum or (iv) ABR Loan, 0.0% per annum.

     The borrowers generally can prepay any borrowing in whole or in part without a premium penalty.
     The principal balance outstanding under the Revolving Loans shall be due and payable in full on October 12, 2011. The principal balance of the Term Loan is due and payable as follows: $5,000,000 on September 30, 2011 and $1,250,000 per calendar quarter thereafter, beginning on December 31, 2011 and ending on September 30, 2013. Any remaining principal is due on October 12, 2013.
     The Credit Agreement contains certain usual and customary representations and warranties, and usual and customary affirmative and negative covenants which include limitations, subsequent indebtedness, certain types of transactions with affiliates on liens, payment of dividends, mergers, sale of assets, guarantees, and other customary limitations. The Credit Agreement also contains usual and customary events of default, including but not limited to nonpayment of principal and/or interest, breach of a representation or warranty; nonperformance or breach of certain covenants; bankruptcy or insolvency of the guarantors, any borrower or any subsidiary; material, nonappealable judgments in excess of € 15,000,000 to the extent not adequately covered by insurers; any other person or group (other than Abengoa, S.A.) gaining “Control” (as defined in the Spanish Civil Code) of Telvent GIT, S.A. or Telvent GIT, S.A.’s cessation to own, directly or indirectly, 51% of the borrowers; and incurrence of certain ERISA liabilities.
     The Credit Agreement replaces the loan agreement entered into on April 1, 2010, by and among Telvent USA, Inc., Telvent Farradyne Inc., Telvent Miner & Miner, Inc. and Telvent Traffic North America, Inc., as borrowers (such borrowers have since been merged into Telvent Farradyne Inc. and the name changed to Telvent USA Corporation), and Telvent GIT, S.A., as guarantor, and Deutsche Bank.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
Date: November 12, 2010	By:	/s/ Ignacio González
		Name:	Ignacio González
		Title:	Chief Executive Officer